                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2005

                         Commission File Number: 1-14836

                                     ALSTOM
                  ---------------------------------------------
                 (Translation of registrant's name into English)

             3, AVENUE ANDRÉ MALRAUX, 92300 LEVALLOIS-PERRET, FRANCE
            -------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the Registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

      Form 20-F   X                  Form 40-F
                -----                          -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

      Yes                            No   X
          -----                         -----

Indicate by check mark if the  registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

      Yes                            No   X
          -----                         -----

Indicate by check mark whether the  Registrant,  by furnishing  the  information contained  in this Form,  is also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

      Yes                            No   X
          -----                         -----

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b)

ENCLOSURES:

Press  release dated  January 31, 2005,  "ALSTOM  Signs  Contract for a New Tram
System in Tunisia"

Press  release  dated  February  3, 2005,  " ALSTOM  Wins  Regional  Contract in
Denmark"

                                    SIGNATURE

      Pursuant to the  requirements of the Securities  Exchange Act of 1934, the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  ALSTOM

Date: February 10, 2005                      By:  /s/ Henri Poupart-Lafarge
                                                  ------------------------------
                                                  Name:  Henri Poupart-Lafarge
                                                  Title: Chief Financial Officer

PRESS INFORMATION

                                                                 31 January 2005

                             ALSTOM SIGNS CONTRACTS
                        FOR A NEW TRAM SYSTEM IN TUNISIA

TRANSTU  (formerly SMLT), the company in charge of the Tunis light metro system, has awarded ALSTOM two contracts  worth a total of €91 million for the supply of
30  CITADIS  tramways  and  infrastructure  work  for  the  city of  Tunis.  The contracts,  provisionally  awarded to ALSTOM in June 2004,  were signed today in
Tunis by MM. Patrick Kron, ALSTOM's Chairman and CEO and Chedly Hajri,  Chairman
and CEO of TRANSTU,  in  presence  of MM.  Jean-Pierre  Raffarin,  French  Prime
Minister, and Mohamed Ghannouchi, Tunisian Prime Minister.

The first  contract,  worth €80  million,  is for the  supply of 30 new  CITADIS tramways  which  will  reinforce  and renew the fleet of  TRANSTU.  The  company operates a  32-kilometer  "light  metro"  network  with five  lines,  a suburban railway line and a bus network in the Tunisian capital.

These  30-meter long vehicles  will offer rapid,  comfortable  and safe service.
They will be the first  air-conditioned  tramway cars in circulation in Tunisia.
The low floors will offer easy access for all  passengers,  including those with reduced  mobility.  The trams will  operate on the  current  network  and on two future extensions of seven kilometres each.

The second contract,  worth €11 million,  is for the infrastructure  work of the first of these two extensions. ALSTOM will be responsible for the energy systems and for a part of the  trackwork.  Beginning  of  service  on the  extension  is planned for mid 2006.

The CITADIS design concept combines  standardisation of modular,  service-proven components with  customisation  of interior and exterior design in order to meet the individual  requirements  of each city in terms of  aesthetics,  comfort and accessibility.  ALSTOM has sold over 700 CITADIS trams around the world. CITADIS trams in commercial  service have carried 500 million passengers over 35 million kilometres.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tél. +33 1 41 49 27 40)
                      internet.press@chq.alstom.com

ALSTOM-3 avenue André Malraux-92300 Levallois (France)-Tel: 33 (0) 1 41 49 27 13-Fax: 33 (0) 1 41 49 79 32     1

PRESS INFORMATION

Investor relations:   E. Châtelain
                      (Tél. +33 1 41 49 37 38)
                      Investor.relations@chq.alstom.com

ALSTOM-3 avenue André Malraux-92300 Levallois (France)-Tel: 33 (0) 1 41 49 27 13-Fax: 33 (0) 1 41 49 79 32     2

                                                                 3 February 2005

                       ALSTOM WINS REGIONAL TRAIN CONTRACT
                                   IN DENMARK

Lokalbanen,  a Danish Public Transport  Operator,  has awarded ALSTOM a contract for the supply of 27 trains for transit in the greater  Copenhagen  region worth
77 million euros.

The new 2-car  CORADIA LINT 41 Diesel trains will run on  Lokalbanen's  lines in
Denmark's Northern Zealand region serving the Greater Copenhagen area. They will replace trains of up to 40 years of age to increase  passenger  comfort,  reduce transit time and to attract more passengers.

All trains will be manufactured by ALSTOM's factory in Salzgitter, Germany. They will be equipped with high-comfort  seats, zones with provision for wheel chairs and prams. As for safety,  they will be provided with video  surveillance of the passenger and entrance areas, a stepboard to close the gap between the train and the platform and an ATP (Automatic Train Protection) system.

The first  delivery  will take place in autumn 2006,  the final  delivery  being scheduled for autumn 2007.

Press relations:      S. Gagneraud / G. Tourvieille
                      (Tél. +33 1 41 49 27 40)
                      internet.press@chq.alstom.com
Investor relations:   E. Châtelain
                      (Tél. +33 1 41 49 37 38)
                      Investor.relations@chq.alstom.com